EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2013	2012
	(dollars are in millions)
Income (loss) from continuing operations	$304	$(505)
Income tax (expense) benefit	(152)	288
Income (loss) from continuing operations before income tax (expense) benefit	456	(793)
Fixed charges:
Interest expense	379	499
Interest portion of rentals(1)	1	2
Total fixed charges	380	501
Total earnings from continuing operations as defined	$836	$(292)
Ratio of earnings to fixed charges	2.20	(.58)
Preferred stock dividends(2)	$48	$48
Ratio of earnings to combined fixed charges and preferred stock dividends	1.95	(.53)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.